CHARTERED ACCOUNTANTS MacKay LLP	1100 – 1177 West Hastings Street Vancouver, BC V6E 4T5 Tel: (604) 687-4511 Fax: (604) 687-5805 Toll Free: 1-800-351-0426 www.mackay.ca

April 5, 2012

British Columbia Securities Commission	Alberta Securities Commission
P.O. Box 10142, Pacific Centre	Suite 600, 250–5th St. SW
701 West Georgia Street	Calgary, Alberta, T2P 0R4
Vancouver, BC V7Y 1L2

Ontario Securities Commission	TSX Stock Exchange
20 Queen Street West	The Exchange Tower
Suite 1903	130 King Street West
Toronto ON M5H 3S8	Toronto ON M5X 1J2

Dear Sirs:

Re:	International Tower Hill Mines Ltd.
Notice Pursuant to National Instrument 51-102 – Change of Auditor (“Notice”)

As required by National Instrument 51-102, we have reviewed the information contained in the Notice dated March 16th, 2012 given by the Company to ourselves and PriceWaterhouse Coopers LLP.

Based on our knowledge of such information at this date, we agree with the statements set out in the Notice.

Yours very truly,

“MacKay LLP”

Chartered Accountants